ISSUER FREE WRITING PROSPECTUS
Filed Pursuant to Rule 433
Registration Statement No. 333-143623
December 19, 2007

                STATEMENT REGARDING THIS FREE WRITING PROSPECTUS

         The depositor has filed a registration statement (including a prospectus) with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in the registration statement and other documents the depositor has filed with the SEC for more complete information about the depositor, the issuing trust and this offering.
You may get these documents for free by visiting EDGAR on the SEC Web site at
www.sec.gov. Alternatively, the depositor, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll free 1-866-718-1649.

         This free writing prospectus does not contain all information that is required to be included in the base prospectus and the prospectus supplement.

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                           $904,357,000 (APPROXIMATE)
                    MORGAN STANLEY CAPITAL I TRUST 2007-HQ13
                                as Issuing Entity
                          MORGAN STANLEY CAPITAL I INC.
                                  as Depositor
                  MORGAN STANLEY MORTGAGE CAPITAL HOLDINGS LLC
                          NOMURA CREDIT & CAPITAL, INC.
                      AMERICAN MORTGAGE ACCEPTANCE COMPANY
                      as Sponsors and Mortgage Loan Sellers

         COMMERCIAL MORTGAGE PASS-THROUGH CERTIFICATES, SERIES 2007-HQ13

         This free writing prospectus relates to Morgan Stanley Capital I Inc.'s offering of selected classes of its Series 2007-HQ13 Commercial Mortgage
Pass-Through Certificates and clarifies, updates or adds the following information as it relates to the related free writing prospectus, dated December
13, 2007:

    o    Two mortgage loans, Mortgage Loan No. 55, the Kohls at Redding Hilltop
         Plaza Mortgage Loan, which had an outstanding balance as of the cut-off date of $5,300,000, representing 0.5% of the initial outstanding pool balance, and Mortgage Loan No. 67, the Stop & Shop-Greenfield Mortgage
         Loan, which had an outstanding balance as of the cut-off date of
         $3,570,522, representing 0.3% of the initial outstanding pool balance, have been removed from the mortgage pool. This decrease in the number of mortgage loans results in consequential changes to the initial certificate balance of each class of offered certificates as set forth below and to the other statistical data contained in the free writing prospectus dated December 13, 2007, but no changes in the statistical data (other than the new certificate balances of the offered certificates) are set forth herein because the depositor and the mortgage loan sellers have determined that such changes are not material;

    o    The removal of Mortgage Loan No. 55 means that only one (1) mortgage loan, representing 0.8% of the initial outstanding pool balance (and representing 1.0% of the initial outstanding loan group 1 balance), was originated in December 2007 and has its first due date in February
         2008, and consequently the depositor has agreed to deposit approximately $48,897 into the certificate account on the closing date
         (which amount represents one month's interest on the initial principal balance of such mortgage loan, and which amount will be distributable to certificateholders on the first distribution date in January 2008);

    o    The certificate balance information has been updated to reflect the fact that the approximate initial certificate balance of the offered certificates will be approximately $904,357,000 and will be allocated as follows: (i) $146,100,000 for the Class A-1 Certificates, (ii)
         $179,353,000 for the Class A-1A Certificates, (iii) $67,700,000 for the
         Class A-2 Certificates, (iv) $334,490,000 for the Class A-3
         Certificates, (v) $103,949,000 for the Class A-M Certificates and (v)
         $72,765,000 for the Class A-J Certificates;

    o    The mortgage loan information has been updated to reflect the fact that with respect to Mortgage Loan No. 27, the High Pointe Tower Mortgage
         Loan, the mortgaged property securing the High Pointe Tower Mortgage
         Loan also secures a subordinated B Note, which had an outstanding principal balance as of the Cut-off Date of $3,565,954 and entitles the borrower under that B Note to one or more future advances of principal
         (each of which will be subordinated in right of payment to the High
         Pointe Tower Mortgage Loan) in the aggregate amount of up to
         $2,584,046;

    o    The mortgage loan information has been updated to reflect the fact that with respect to Mortgage Loan No. 51, the Vinings Jubilee Mortgage
         Loan, the "Cut-Off Date LTV" and "Appraised Value" are "18.3%" and
         "$30,600,000," respectively;

    o    The mortgage loan information has been updated to reflect the fact that with respect to Mortgage Loan No. 54, the Battlefield Square Shoppes
         Mortgage Loan, the "State" where the mortgaged property is located is
         Missouri;

    o    The mortgage loan information has been updated to reflect the fact that with respect to Mortgage Loan No. 62, the Hayden Retail Condominium
         Mortgage Loan, the "Mortgage Loan No.," "NOI DSCR (x)," "NCF DSCR (x),"
         "NCF Post IO Period DSCR (x)," "Underwritable EGI," "Underwritable
         Expenses," "Underwritable NOI" and "Underwritable Cash Flow" are "61,"
         "1.79," "1.66," "1.43," "$450,425," "$13,513," "$436,912" and
         "$403,677," respectively; and

    o    The mortgage loan information has been updated to reflect the fact that with respect to Mortgage Loan No. 12, the Hilton Garden Inn -
         Portsmouth Mortgage Loan, the "Mortgage Rate," "Monthly Payment (P&I),"
         "Monthly Payment (IO)" and "Balloon Balance" are "6.020%," "$125,725,"
         "$105,287" and "$17,795,877," respectively. $225,000 of the principal balance of the Hilton Garden Inn - Portsmouth Mortgage Loan, was funded in December 2007, and accordingly the mortgage loan information is hereby updated to reflect the fact that two (2) mortgage loans, representing 7.0% of the initial outstanding pool balance (and representing 8.5% of the initial outstanding loan group 1 balance) were partially funded in December 2007. For one of those mortgage loans,
         $225,000 of the outstanding principal balance was funded in December
         2007 and the first due date with respect to that amount is in January
         2008 and for the other such mortgage loan, $1,500,000 of the outstanding principal balance was funded in December 2007 and the first due date with respect to that amount is in January 2008. The depositor has agreed to deposit approximately $2,096 into the certificate account with respect to these two mortgage loans which amount represents the shortfall that would have otherwise occurred with respect to these amounts, and this amount will be distributed to the certificateholders in January 2008.

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This free writing prospectus is not an offer to sell or a solicitation of an offer to buy these securities in any state where such offer, solicitation or sale is not permitted.

The information in this free writing prospectus, if conveyed prior to the time of your contractual commitment to purchase any of the Certificates, supersedes any conflicting information contained in any prior similar materials relating to the Certificates. The information in this free writing prospectus may be amended or supplemented. This free writing prospectus is being delivered to you solely to provide you with information about the offering of the Certificates referred to in this free writing prospectus and to solicit an offer to purchase the
Certificates, when, as and if issued. Any such offer to purchase made by you will not constitute a contractual commitment by you to purchase or give rise to an obligation by the underwriters to sell any of the Certificates, until the underwriters have

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accepted your offer to purchase Certificates; any "indications of interest"
expressed by you, and any "soft circles" generated by us, will not create binding contractual obligations for you or us.

You are advised that the terms of the Certificates, and the characteristics of the mortgage loan pool backing them, may change (due, among other things, to the possibility that mortgage loans that comprise the pool may become delinquent or defaulted or may be removed or replaced and that similar or different mortgage loans may be added to the pool, and that one or more classes of Certificates may be split, combined or eliminated), at any time prior to the time sales to purchasers of the Certificates will first be made. You are advised that
Certificates may not be issued that have the characteristics described in these materials. The underwriter's obligation to sell such Certificates to you is conditioned on the mortgage loans and Certificates having the characteristics described in these materials. If a material change does occur with respect to such Certificates, our contract will terminate, by its terms, without any further obligation or liability between us (an "Automatic Termination"). If an
Automatic Termination does occur, the underwriter will notify you, and neither the issuer nor any underwriter will have any obligation to you to deliver all or any portion of the Certificates which you have committed to purchase, and none of the issuer nor any underwriter will be liable for any costs or damages whatsoever arising from or related to such non-delivery.

This free writing prospectus was prepared on the basis of certain assumptions
(including, in certain cases, assumptions specified by the recipient hereof)
regarding the pool assets and structure, including payments, interest rates, weighted average lives and weighted average loan age, loss, spreads, market availability and other matters. The actual amount, rate or timing of payments on any of the underlying assets may be different, and sometimes materially different than anticipated, and therefore the pricing, payment or yield information regarding the Certificates may be different from the information provided herein. There can be no assurance that actual pricing will be completed at the indicated value(s). In addition, pricing of the Certificates may vary significantly from the information contained in this free writing prospectus as a result of various factors, including, without limitation, prevailing credit spreads, market positioning, financing costs, hedging costs and risk and use of capital and profit. The pricing estimates contained herein may vary during the course of any particular day and from day to day. You should consult with your own accounting or other advisors as to the adequacy of the information in this free writing prospectus for your purposes.

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                             IRS CIRCULAR 230 NOTICE

THIS FREE WRITING PROSPECTUS IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT
BE USED, FOR THE PURPOSE OF AVOIDING U.S. FEDERAL, STATE OR LOCAL TAX PENALTIES.
THIS FREE WRITING PROSPECTUS IS WRITTEN AND PROVIDED BY THE UNDERWRITERS IN
CONNECTION WITH THE PROMOTION OR MARKETING OF THE TRANSACTIONS OR MATTERS
ADDRESSED HEREIN. INVESTORS SHOULD SEEK ADVICE BASED ON THEIR PARTICULAR
CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

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ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO
THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES
WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA
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